Term Sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 18-I dated December 2, 2011

Term sheet to
Product Supplement No. 18-I
Registration Statement No. 333-177923
Dated March 1, 2012; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Digital Contingent Coupon Notes Linked to an Equally Weighted Basket of 10 Reference Stocks due March 29, 2018

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 29, 2018. †
- The notes are designed for investors who seek (a) annual coupon payments that are linked to the performance of an equally weighted basket of 10 Reference Stocks, subject to the Coupon Cap of at least 7.50% per annum (to be determined on the pricing date) and the Minimum Coupon Rate of 1.00% per annum, and (b) return of their initial investment at maturity. Investors should be willing to forgo dividend payments on the Reference Stocks and any return on their investment beyond the Coupon Payments. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Interest will be payable on a yearly basis.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about March 27, 2012 and are expected to settle on or about March 30, 2012.

Key Terms

Basket:	The Basket consists of 10 common stocks, (each, a "Reference Stock" and collectively, the "Reference Stocks"). The Reference Stocks and the Bloomberg ticker symbol, relevant exchange, Stock Weighting and Initial Share Price of each Reference Stock are set forth under "The Basket" on page TS-1 of this term sheet.
Coupon Rate:	The Coupon Rate for each Coupon Payment Date will be a percentage equal to the greater of (a) the sum of the Stock Performance of each Reference Stock on the Coupon Determination Date multiplied by the Stock Weighting for such Reference Stock, and (b) the Minimum Coupon Rate. In no case however, will the Coupon Rate be greater than the Coupon Cap.
Coupon Payment:	The Coupon Payment per $1,000 note payable on each Coupon Payment Date will equal $1,000 x Coupon Rate.
Coupon Determination Dates†:	March 25, 2013, March 25, 2014, March 25, 2015, March 24, 2016, March 27, 2017 and March 26, 2018.
Coupon Payment Dates†:	March 28, 2013, March 28, 2014, March 30, 2015, March 30, 2016, March 30, 2017 and March 29, 2018.
Stock Performance:	The Stock Performance for a Reference Stock on any Coupon Determination Date will be: (1) if the Stock Return on such date is greater than or equal to the Stock Return Threshold, the Coupon Cap, or (2) if the Stock Return on such date is less than the Stock Return Threshold, the greater of the Stock Return and the Stock Return Floor.
Stock Return Threshold:	0.00%
Stock Return Floor:	-30.00%
Stock Return:	With respect to a Reference Stock, on any trading day: $\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$
Minimum Coupon Rate:	1.00% per annum
Coupon Cap:	At least 7.50% per annum (to be determined on the pricing date).
Initial Share Price:	With respect to each Reference Stock, the closing price of one share of such Reference Stock on the pricing date divided by the Share Adjustment Factor for such Reference Stock.
Final Share Price:	With respect to each Reference Stock, the closing price of one share of such Reference Stock on the applicable Coupon Determination Date.
Share Adjustment Factor:	With respect to each Reference Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See "General Terms of Notes—Additional Reference Stock Provisions—A. Anti-Dilution Adjustments" in the accompanying product supplement for further information.
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the final Coupon Payment. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
Maturity Date†:	March 29, 2018
CUSIP:	48125VQA1

† Subject to postponement in the event of a market disruption event as described under "Description of Notes—Payment at Maturity" in the accompanying product supplement no. 18-I dated December 2, 2011.

Investing in the Contingent Coupon Notes involves a number of risks. See "Risk Factors" beginning on page 7 of the accompanying product supplement no. 18-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 18-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one of more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $61.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $37.90 per $1,000 principal amount note. The concessions of approximately $37.90 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $61.50 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $80.00 per $1,000 principal amount note. Please see "Plan of Distribution (Conflicts of Interest)" beginning on page 39 of the accompanying product supplement no. 18-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 1, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 18-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-I dated December 2, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 18-I dated December 2, 2011, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 18-I dated December 2, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211008040/e46449_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

The Basket

The issuers of the Reference Stocks and the ticker symbol, the relevant exchange on which each Reference Stock is listed, the Stock Weighting and the Initial Share Price of each Reference Stock are set forth below:

Ticker Symbol	Reference Stock Issuer	Relevant Exchange	Stock Weighting	Initial Share Price*
ABX	Barrick Gold Corporation	The New York Stock Exchange ("NYSE")	1/10	$
CTL	CenturyLink, Inc.	NYSE	1/10	$
KGC	Kinross Gold Corporation	NYSE	1/10	$
LO	Lorillard, Inc.	NYSE	1/10	$
MJN	Mead Johnson Nutrition Company	NYSE	1/10	$
MO	Altria Group, Inc.	NYSE	1/10	$
PCG	PG&E Corp.	NYSE	1/10	$
TWC	Time Warner Cable Inc.	NYSE	1/10	$
VZ	Verizon Communications Inc.	NYSE	1/10	$
WAG	Walgreen Co.	NYSE	1/10	$

*The Initial Share Price of each Reference Stock will be determined on the pricing date and is subject to adjustment as described under "General Terms of Notes – Additional Reference Stock Provisions – A. Anti-Dilution Adjustments" and "General Terms of Notes – Additional Reference Stock Provisions – B. Reorganization Events" in the accompanying product supplement no. 18-I.

Selected Purchase Considerations

- **POTENTIAL PRESERVATION OF CAPITAL AT MATURITY** – Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes plus the final Coupon Payment if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **ANNUAL INTEREST PAYMENTS** – The notes provide annual Coupon Payments with a variable Coupon Rate that will not be less than the Minimum Coupon Rate of 1.00% per annum or greater than the Coupon Cap of at least 7.50% per annum (to be determined on the pricing date). The Coupon Rate will equal the weighted average Stock Performance of the Reference Stocks on the applicable Coupon Determination Date, *provided* that the Coupon Rate will not be less than the Minimum Coupon Rate or greater than the Coupon Cap. For each Reference Stock, the Stock Performance on any Coupon Determination Date will be equal to (i) the Coupon Cap if the closing price of such Reference Stock has appreciated beyond the Stock Return Threshold from the pricing date to such Coupon Determination Date or (ii) the greater of the Stock Return and the Stock Return Floor for such Reference Stock if the closing price for such Reference Stock has not appreciated beyond the Stock Return Threshold or declined from the pricing date to such Coupon Determination Date.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF 10 REFERENCE STOCKS** — The Coupon Rate of the notes is linked to the performance of an equally weighted basket, which consists of 10 Reference Stocks. These Reference Stocks are the common stocks of Barrick Gold Corporation, CenturyLink, Inc., Kinross Gold Corporation, Lorillard, Inc., Mead Johnson Nutrition Company, Altria Group, Inc., PG&E Corp., Time Warner Cable Inc., Verizon Communications Inc. and Walgreen Co.

- **TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 18-I. Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments." We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

  On March 18, 2010, the Hiring Incentives to Restore Employment Act (the "HIRE Act") was signed into law. Under certain circumstances, the HIRE Act will impose a withholding tax of 30% on payments of U.S. source income on, and the gross proceeds from a disposition of, debt instruments made to certain foreign entities unless various information reporting requirements are satisfied. These rules generally would apply to payments made after December 31, 2012. However, under the HIRE Act, the withholding and reporting requirements generally will not apply to payments made on, or gross proceeds from a disposition of, debt instruments outstanding as of March 18, 2012 (the "Grandfather Date").

  Despite the December 31, 2012 date set forth in the HIRE Act, the Internal Revenue Service (the "IRS") has issued preliminary guidance indicating that the withholding tax on U.S. source income will not be imposed with respect to payments made prior to January 1, 2014 and that the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2015. In addition, the IRS has released proposed regulations that would extend the Grandfather Date to January 1, 2013. These proposed regulations would be effective once finalized. Prospective investors should consult their tax advisors regarding the HIRE Act.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Treatment," when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 18-I, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

- **THE COUPON RATE MAY BE LIMITED TO THE MINIMUM COUPON RATE OF 1.00% PER ANNUM—** Your only return on the notes will be the annual Coupon Payments paid over the term of the notes. If the closing prices of one or more of the Reference Stocks have declined from the pricing date to the applicable Coupon Determination Date, resulting in negative Stock Returns for such Reference Stocks, any such negative Stock Returns, although limited in their effect on your return by the Stock Return Floor, could offset entirely the positive contribution to the Coupon Rate from any other Reference Stocks that have positive Stock Returns, although limited by the Coupon Cap. Under these circumstances, the Coupon Rate will be equal to the Minimum Coupon Rate of 1.00% per annum and a Coupon Payment of $10.00 will be made on each applicable Coupon Payment Date. **At maturity, you will receive a cash payment equal to $1,000 per $1,000 principal amount note subject to the credit risk of JPMorgan Chase & Co.** Therefore, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security having a similar maturity issued by us or an issuer with a comparable credit rating. The Coupon Payments paid over the term of the notes may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

- **LIMITED RETURN ON THE NOTES** — The appreciation potential of the notes is limited by the Coupon Cap of at least 7.50% per annum (to be determined on the pricing date). On each Coupon Determination Date, even if one or more of the Stock Returns is greater than the Stock Return Threshold, the Coupon Rate will not exceed the Coupon Cap. Moreover, the Stock Performance of each Reference Stock in the Basket is limited to the Coupon Cap, even if the Stock Return of such Reference Stock is greater than the Coupon Cap. **Accordingly, your return on each Coupon Payment Date will be limited, regardless of the actual appreciation of the closing prices of the Reference Stocks, which may be significant.**

- **CHANGES IN THE CLOSING PRICES OF THE REFERENCE STOCKS MAY OFFSET EACH OTHER** — The notes are linked to an equally weighted basket consisting of 10 Reference Stocks. Price movements in the Reference Stocks may change such that the Stock Returns for the Reference Stocks on any relevant Coupon Determination Date may not

JPMorgan Structured Investments —
Digital Contingent Coupon Notes Linked to an Equally Weighted Basket of 10 Reference Stocks

TS- 2

correlate with each other. At a time when the closing prices of one or more of the Reference Stocks increases, the closing prices of the other Reference Stocks may not increase as much or may even decline in value. Therefore, in calculating the Coupon Rate for any relevant Coupon Payment Date, the positive contribution from a Reference Stock with a positive Stock Return may be moderated, or more than offset, by declines in the closing prices of the other Reference Stocks. In addition, a positive contribution by a Reference Stock is limited to the Coupon Cap and a negative contribution by a Reference Stock is limited to the Stock Return Floor, which may have a disproportionate impact on the Coupon Rate. There can be no assurance that the Coupon Rate will be greater than the Minimum Coupon Rate on any Coupon Payment Date.

- **CORRELATION (OR LACK OF CORRELATION) OF PERFORMANCES AMONG THE REFERENCE STOCKS MAY REDUCE THE PERFORMANCE OF THE NOTES** — Performances among the Reference Stocks may become highly correlated from time to time during the term of the notes, including, but not limited to, a period in which there is a substantial decline in the primary securities markets for the Reference Stocks. High correlation during periods of negative returns among the Reference Stocks could cause the Coupon Rate to be equal to the Minimum Coupon Rate and adversely affect the value of the notes. In addition, the performance of the Reference Stocks may not be correlated and, accordingly, your investment in the notes may only produce a return greater than the Minimum Coupon Rate if there is a broad based rise in the industries represented by the Reference Stocks.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuers or providing advisory services to such Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in any of the Reference Stocks, such as voting rights or dividend payments. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Reference Stocks and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this term sheet. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you on any Coupon Payment Date. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

JPMorgan Structured Investments —
Digital Contingent Coupon Notes Linked to an Equally Weighted Basket of 10 Reference Stocks

TS- 3

- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for each Reference Stock to reflect certain corporate events, such as mergers, affecting such Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the notes in making these determinations. See "General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments" in the accompanying product supplement for further information.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES —** An investment in the notes is linked in part to the value of non-U.S. equity securities. Accordingly, an investment in the notes involves risks associated with the home country of the issuer of the non-U.S. equity securities, which, in the case of Barrick Gold Corporation and Kinross Gold Corporation, is Canada. Non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the non-U.S. equity securities, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES RELATED TO THE FOREIGN REFERENCE STOCK** — Because the common shares of Kinross Gold Corporation (which we refer to as the "common stock of Kinross Gold") are quoted and traded in U.S. dollars on the New York Stock Exchange and in Canadian dollars on the Toronto Stock Exchange and the notes are denominated in U.S. dollars, fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will likely affect the relative value of the common stock of Kinross Gold, and your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Canadian dollar, although any currency fluctuations could affect the performance of the relevant foreign Reference Stock. Therefore, if the Canadian dollar appreciates or depreciates relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment on any Coupon Payment Date or at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the closing price of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the Reference Stocks;
  - the time to maturity of the notes;
  - the dividend rates paid on the Reference Stocks;
  - the correlation (or lack of correlation) in price movements among the Reference Stocks;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events;
  - the occurrence of certain events affecting the issuers of the Reference Stocks that may or may not require an adjustment to the applicable Share Adjustment Factor, including a merger or acquisition; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Coupon Rates for one Coupon Payment Date for Each $1,000 note

The following tables and examples illustrate hypothetical Coupon Rates for a Coupon Payment Date for a basket of ten hypothetical Reference Stocks, each with a hypothetical Initial Share Price of $100 and a hypothetical Final Share Price as set forth in the table for each example. The following tables and examples assume a Coupon Cap of 7.50% per annum (the actual Coupon Cap will be determined on the pricing date and will not be less than 7.50% per annum) and reflect the Stock Return Threshold of 0.00%, the Minimum Coupon Rate of 1.00% per annum and the Stock Return Floor of -30%.

The actual Initial Share Price for each Reference Stock included in the Basket will be determined on the pricing date and will likely be different from the hypothetical Initial Share Price and different from the Initial Share Price of each of the other Reference Stocks. The actual Final Share Price for each Reference Stock included in the Basket will be determined on the applicable Coupon Determination Date and will likely be different from the hypothetical Final Share Prices set forth below. The hypothetical Coupon Rates set forth below are for illustrative purposes only and may not be the actual Coupon Rates for any Coupon Payment Date applicable to a purchaser of the notes. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

Example 1:

TABLE 1

Reference Stock	Final Share Price	Stock Return	Stock Performance	Stock Performance x Stock Weighting
Stock 1	$108.50	8.50%	7.50%	0.75%
Stock 2	$102.60	2.60%	7.50%	0.75%
Stock 3	$103.00	3.00%	7.50%	0.75%
Stock 4	$103.50	3.50%	7.50%	0.75%
Stock 5	$104.50	4.50%	7.50%	0.75%
Stock 6	$95.00	-5.00%	-5.00%	-0.50%
Stock 7	$105.00	5.00%	7.50%	0.75%
Stock 8	$96.50	-3.50%	-3.50%	-0.35%
Stock 9	$107.50	7.50%	7.50%	0.75%
Stock 10	$106.50	6.50%	7.50%	0.75%
			Total =	5.15%
			Coupon Rate =	5.15%

Explanation for Example 1

As illustrated by Table 1 above, even when most of the Reference Stocks have only modest positive Stock Returns, if negative Stock Returns for the other Reference Stocks are sufficiently small, the Coupon Rate may be greater than the Minimum Coupon Rate on the applicable Coupon Payment Date.

Example 2:

TABLE 2

Reference Stock	Final Share Price	Stock Return	Stock Performance	Stock Performance x Stock Weighting
Stock 1	$81.00	-19.00%	-19.00%	-1.90%
Stock 2	$110.00	10.00%	7.50%	0.75%
Stock 3	$85.00	-15.00%	-15.00%	-1.50%
Stock 4	$150.00	50.00%	7.50%	0.75%
Stock 5	$110.00	10.00%	7.50%	0.75%
Stock 6	$120.00	20.00%	7.50%	0.75%
Stock 7	$82.00	-18.00%	-18.00%	-1.80%
Stock 8	$102.50	2.50%	7.50%	0.75%
Stock 9	$50.00	-50.00%	-30.00%	-3.00%
Stock 10	$106.00	6.00%	7.50%	0.75%
			Total =	-3.70%
			Coupon Rate =	1.00%

Explanation for Example 2

As illustrated by Table 2 above, even when most of the Reference Stocks are positive, if Stock Returns for the other Reference Stocks are sufficiently negative, the investor may receive a Coupon Payment on the applicable Coupon Payment Date based on the Minimum Coupon Rate.

Example 3:

TABLE 3

Reference Stock	Final Share Price	Stock Return	Stock Performance	Stock Performance x Stock Weighting
Stock 1	$115.00	15.00%	7.50%	0.75%
Stock 2	$115.00	15.00%	7.50%	0.75%
Stock 3	$120.00	20.00%	7.50%	0.75%
Stock 4	$150.00	50.00%	7.50%	0.75%
Stock 5	$130.00	30.00%	7.50%	0.75%
Stock 6	$130.00	30.00%	7.50%	0.75%
Stock 7	$135.00	35.00%	7.50%	0.75%
Stock 8	$125.00	25.00%	7.50%	0.75%
Stock 9	$145.00	45.00%	7.50%	0.75%
Stock 10	$115.00	15.00%	7.50%	0.75%
			Total =	**7.50%**
			Coupon Rate =	**7.50%**

Explanation for Example 3

As illustrated by Table 3 above, even when all of the Reference Stocks have significantly positive Stock Returns, the Coupon Payment on the applicable Coupon Payment Date may be limited by the Coupon Cap.

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock(s)" beginning on page PS-20 of the accompanying product supplement for more information.

Historical Information of the Reference Stocks and the Basket

The following graphs contained in this term sheet set forth the historical performance of the Reference Stocks based on the weekly closing prices (in U.S. dollars) of the Reference Stocks from January 5, 2007 (with the exception of Time Warner Cable Inc., Lorillard, Inc., and Mead Johnson Nutrition Company, which begin on March 2, 2007, June 13, 2008, and February 13, 2009, respectively) through February 24, 2012. We obtained the closing prices and other market information in this term sheet from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Since the commencement of trading of each Reference Stock, the price of such Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in any Coupon Rate greater than the Minimum Coupon Rate. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Barrick Gold Corporation ("Barrick Gold")

According to its publicly available filings with the SEC, Barrick Gold, a Canadian company, is an international gold company with operating mines and development projects in the United States, Canada, South America, Australia, and Africa. The common stock of Barrick Gold, no par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Barrick Gold in the accompanying product supplement. Barrick Gold's SEC file number is 001-09059.

Historical Information Regarding the Common Stock of Barrick Gold Corporation

The following graph sets forth the historical performance of the common stock of Barrick Gold Corporation based on the weekly closing price (in U.S. dollars) of the common stock of Barrick Gold Corporation from January 5, 2007 through February 24, 2012. The closing price of the common stock of Barrick Gold Corporation on February 29, 2012 was $47.73.



CenturyLink, Inc. ("CenturyLink")

According to its publicly available filings with the SEC, CenturyLink, together with its subsidiaries, is an integrated communications company engaged primarily in providing communications services, including voice, Internet, data and video services. The common stock of CenturyLink, par value $1.00, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of CenturyLink in the accompanying product supplement. CenturyLink's SEC file number is 001-07784.

Historical Information Regarding the Common Stock of CenturyLink, Inc.

The following graph sets forth the historical performance of the common stock of CenturyLink based on the weekly closing price (in U.S. dollars) of the common stock of CenturyLink from January 5, 2007 through February 24, 2012. The closing price of the common stock of CenturyLink on February 29, 2012 was $40.25.



Kinross Gold Corporation ("Kinross Gold")

According to its publicly available filings with the SEC, Kinross Gold, a Canadian company, is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties. The company's principal products are gold and silver produced in the form of doré that is shipped to refineries for final processing. The common stock of Kinross Gold, no par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Kinross Gold in the accompanying product supplement. Kinross Gold's SEC file number is 001-13382.

Historical Information Regarding the Common Stock of Kinross Gold

The following graph sets forth the historical performance of the common stock of Kinross Gold based on the weekly closing price (in U.S. dollars) of the common stock of Kinross Gold from January 5, 2007 through February 24, 2012. The closing price of the common stock of Kinross Gold on February 29, 2012 was $11.08.



JPMorgan Structured Investments —
Digital Contingent Coupon Notes Linked to an Equally Weighted Basket of 10 Reference Stocks

TS- 8

Lorillard, Inc. ("Lorillard")

According to its publicly available filings with the SEC, Lorillard produces cigarettes for both the premium and discount segments of the domestic cigarette market. Newport is the company's flagship menthol flavored premium cigarette brand. The common stock of Lorillard, $0.01 par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Lorillard in the accompanying product supplement. Lorillard's SEC file number is 001-34097.

Historical Information Regarding the Common Stock of Lorillard

The following graph sets forth the historical performance of the common stock of Lorillard based on the weekly closing price (in U.S. dollars) of the common stock of Lorillard from June 13, 2008 through February 24, 2012. The closing price of the common stock of Lorillard on February 29, 2012 was $131.08.



Mead Johnson Nutrition Company ("Mead Johnson Nutrition")

According to its publicly available filings with the SEC, Mead Johnson Nutrition focuses in pediatric nutrition, addressing nutritional needs for infants, children and expectant and nursing mothers. The common stock of Mead Johnson Nutrition, $0.01 par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Mead Johnson Nutrition in the accompanying product supplement. Mead Johnson Nutrition's SEC file number is 001-34251.

Historical Information Regarding the Common Stock of Mead Johnson Nutrition

The following graph sets forth the historical performance of the common stock of Mead Johnson Nutrition based on the weekly closing price (in U.S. dollars) of the common stock of Mead Johnson Nutrition from February 13, 2009 through February 24, 2012. The closing price of the common stock of Mead Johnson Nutrition on February 29, 2012 was $77.75.



Altria Group, Inc. ("Altria")

According to its publicly available filings with the SEC, Altria, through its subsidiaries, engages in the manufacture and sale of cigarettes, wine, and other tobacco products in the United States and internationally. The company also maintains a portfolio of leveraged and direct finance leases principally in transportation, including aircraft, as well as power generation and manufacturing equipment, and facilities. The common stock of Altria, par value $0.33 1/3 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Altria in the accompanying product supplement. Altria's SEC file number is 001-08940.

Historical Information Regarding the Common Stock of Altria

The following graph sets forth the historical performance of the common stock of Altria based on the weekly closing price (in U.S. dollars) of the common stock of Altria from January 5, 2007 through February 24, 2012. The closing price of the common stock of Altria on February 29, 2012 was $30.10.



PG&E Corporation ("PG&E")

According to its publicly available filings with the SEC, PG&E is a holding company that holds interests in energy-based businesses. The company conducts its business principally through Pacific Gas and Electric Company, a public utility operating in California that engages in the businesses of electricity and natural gas distribution; electricity generation, procurement, and transmission; and natural gas procurement, transportation, and storage. The common stock of PG&E, no par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of PG&E in the accompanying product supplement. PG&E's SEC file number is 001-12609.

Historical Information Regarding the Common Stock of PG&E

The following graph sets forth the historical performance of the common stock of PG&E based on the weekly closing price (in U.S. dollars) of the common stock of PG&E from January 5, 2007 through February 24, 2012. The closing price of the common stock of PG&E on February 29, 2012 was $41.68.



JPMorgan Structured Investments —
Digital Contingent Coupon Notes Linked to an Equally Weighted Basket of 10 Reference Stocks

TS- 10

Time Warner Cable Inc. ("Time Warner")

According to its publicly available filings with the SEC, Time Warner is a cable operator with three primary subscription services – video, high-speed data and voice. The common stock of Time Warner, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Time Warner in the accompanying product supplement. Time Warner's SEC file number is 001-33335.

Historical Information Regarding the Common Stock of Time Warner

The following graph sets forth the historical performance of the common stock of Time Warner based on the weekly closing price (in U.S. dollars) of the common stock of Time Warner from March 2, 2007 through February 24, 2012. The closing price of the common stock of Time Warner on February 29, 2012 was $79.34.



Verizon Communications Inc. ("Verizon")

According to its publicly available filings with the SEC, Verizon is a provider of communications services. The common stock of Verizon, par value $0.10 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Verizon in the accompanying product supplement. Verizon's SEC file number is 001-8606.

Historical Information Regarding the Common Stock of Verizon

The following graph sets forth the historical performance of the common stock of Verizon based on the weekly closing price (in U.S. dollars) of the common stock of Verizon from January 5, 2007 through February 24, 2012. The closing price of the common stock of Verizon on February 29, 2012 was $38.11.



JPMorgan Structured Investments —
Digital Contingent Coupon Notes Linked to an Equally Weighted Basket of 10 Reference Stocks

TS- 11

Walgreen Co. ("Walgreen")

According to its publicly available filings with the SEC, Walgreen, together with its subsidiaries, operates a chain of drugstores in the United States, selling prescription and non-prescription drugs as well as general merchandise. The common stock of Walgreen, par value $.078125 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Walgreen in the accompanying product supplement. Walgreen's SEC file number is 001-00604.

Historical Information Regarding the Common Stock of Walgreen

The following graph sets forth the historical performance of the common stock of Walgreen based on the weekly closing price (in U.S. dollars) of the common stock of Walgreen from January 5, 2007 through February 24, 2012. The closing price of the common stock of Walgreen on February 29, 2012 was $33.16.



JPMorgan Structured Investments —
Digital Contingent Coupon Notes Linked to an Equally Weighted Basket of 10 Reference Stocks

TS- 12